September 22, 2004


Mail Stop 3-5

By U.S. Mail and Facsimile [949] 635-1244

Richard A. Parlontieri, President
Speedemissions, Inc.
1139 Senoia Road, Suite B
Tyrone, GA 30290

Re:	Speedemissions, Inc.
	Form SB-2
	Filed September 13, 2004
	File No. 333-118940

Dear Mr. Parlontieri:

	This is to advise you that we are monitoring the registration statement filed by Speedemissions, Inc. for compliance with the oral comments issued to your counsel.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions may be directed to Susan Guerrier at (202) 942-1965 or the undersigned at (202) 942-1850.

							Sincerely,


							Max A. Webb
							Assistant Director


cc:	Brian A. Lebrecht, Esq. via facsimile
	The Lebrecht Group, APLC











Richard A. Parlontieri
Speedemissions, Inc.
Page 1